Exhibit 99.2

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2019

This management’s discussion and analysis (“MD&A”), prepared as of February 12, 2020, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2019 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2019 and the notes thereto (the “financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation’s financial statements for 2019 and corresponding notes to the financial statements which are available on the Company’s web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2019, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis” and in the “Cautionary Statement on Forward-Looking Information” on pages 57 - 58 of this MD&A. For additional discussion of risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2018, which is available on the Company’s website www.kinross.com and on www.sedar.com. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

1.              DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainty. Volatility in the price of gold and silver impacts the Company’s revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company’s operating costs and capital expenditures.

Segment Profile

Each of the Company’s significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,
Operating Segments	Operator	Location	2019	2018
Fort Knox	Kinross	USA	100%	100%
Round Mountain	Kinross	USA	100%	100%
Bald Mountain	Kinross	USA	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Maricunga	Kinross	Chile	100%	100%
Kupol(a)	Kinross	Russian Federation	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a)         The Kupol segment includes the Kupol and Dvoinoye mines.

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
amounts and per ounce amounts)	2019	2018	2017	Change	% Change(d)	Change	% Change(d)
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	2,527,788	2,475,068	2,698,136	52,720	2%	(223,068)	(8)%
Sold(c)	2,512,758	2,532,912	2,621,875	(20,154)	(1)%	(88,963)	(3)%

Attributable gold equivalent ounces(a)
Produced(c)	2,507,659	2,452,398	2,673,533	55,261	2%	(221,135)	(8)%
Sold(c)	2,492,572	2,510,419	2,596,754	(17,847)	(1)%	(86,335)	(3)%

Financial Highlights
Metal sales	$3,497.3	$3,212.6	$3,303.0	$284.7	9%	$(90.4)	(3)%
Production cost of sales	$1,778.9	$1,860.5	$1,757.4	$(81.6)	(4)%	$103.1	6%
Depreciation, depletion and amortization	$731.3	$772.4	$819.4	$(41.1)	(5)%	$(47.0)	(6)%
Impairment (reversals) charges - net	$(361.8)	$—	$21.5	$(361.8)	nm	$(21.5)	nm
Operating earnings	$991.1	$200.5	$336.5	$790.6	nm	$(136.0)	(40)%
Net earnings (loss) attributable to common shareholders	$718.6	$(23.6)	$445.4	$742.2	nm	$(469.0)	(105)%
Basic earnings (loss) per share attributable to common shareholders	$0.57	$(0.02)	$0.36	$0.59	nm	$(0.38)	(106)%
Diluted earnings (loss) per share attributable to common shareholders	$0.57	$(0.02)	$0.35	$0.59	nm	$(0.37)	(106)%
Adjusted net earnings attributable to common shareholders(b)	$422.9	$128.1	$178.7	$294.8	nm	$(50.6)	(28)%
Adjusted net earnings per share(b)	$0.34	$0.10	$0.14	$0.24	nm	$(0.04)	(29)%
Net cash flow provided from operating activities	$1,224.9	$788.7	$951.6	$436.2	55%	$(162.9)	(17)%
Adjusted operating cash flow(b)	$1,201.5	$874.2	$1,166.7	$327.3	37%	$(292.5)	(25)%
Capital expenditures	$1,105.2	$1,043.4	$897.6	$61.8	6%	$145.8	16%
Average realized gold price per ounce(b)	$1,392	$1,268	$1,260	$124	10%	$8	1%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$708	$735	$670	$(27)	(4)%	$65	10%
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$706	$734	$669	$(28)	(4)%	$65	10%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$691	$723	$653	$(32)	(4)%	$70	11%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$974	$959	$946	$15	2%	$13	1%
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$983	$965	$954	$18	2%	$11	1%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,282	$1,275	$1,164	$7	1%	$111	10%
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,284	$1,274	$1,166	$10	1%	$108	9%

(a)        “Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)        The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.

(c)         “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2019 was 85.99:1 (2018 - 80.74:1 and 2017 - 73.72:1).

(d)        “nm” means not meaningful.

Consolidated Financial Performance

2019 vs. 2018

Kinross’ attributable production in 2019 increased by 2%, compared to 2018. Higher production at Tasiast and Paracatu due to increases in mill throughput, grade and recoveries was partially offset by lower production at Bald Mountain due to the timing of ounces recovered from the heap leach pads, at Fort Knox due to a decrease in mill throughput, at Round Mountain due to a decrease in mill grade, and at Maricunga as activities continued to ramp down.

Metal sales increased by 9% in 2019 compared to 2018, due to an increase in average realized gold price. The average realized gold price increased to $1,392 per ounce in 2019 from $1,268 per ounce in 2018. Total gold equivalent ounces sold in 2019 decreased to 2,512,758 ounces from 2,532,912 ounces in 2018, primarily due to the timing of sales.

Production cost of sales decreased by 4% in 2019 compared to 2018, primarily due to decreases at Bald Mountain, Maricunga and Round Mountain due to lower gold equivalent ounces sold. These decreases were partially offset by an increase in production cost of sales at Kupol, as a result of increased gold equivalent ounces sold, and at Chirano, related to the restart of open pit mining during 2019.

In 2019, both attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis decreased by 4%, compared to 2018, mainly due to decreases in costs per ounce at Tasiast, due to higher mill throughput, and a decrease in operating waste mined, and at Paracatu, primarily due to higher mill throughput and grade, as well as favourable foreign exchange movements and a decrease in power costs.

Depreciation, depletion and amortization decreased by 5% in 2019 compared to 2018, primarily due to decreases at Chirano, Bald Mountain and Fort Knox due to lower gold equivalent ounces sold. These decreases were partially offset by an increase at Tasiast as a result of an increase in depreciable asset base, mainly related to the completion of the Phase One project in the third quarter of 2018, and the increase in gold equivalent ounces sold, and at Paracatu, mainly due to the increase in gold equivalent ounces sold and an increase in depreciable asset base.

At December 31, 2019, upon completion of the Company’s assessment of the carrying values of its Cash Generating Units (“CGUs”), the Company recorded after-tax impairment reversals of $293.6 million. The impairment reversals were entirely related to property, plant and equipment and included after-tax impairment reversals at Tasiast and Paracatu of $161.1 million and $132.5 million, respectively, and were mainly due to an increase in the Company’s long-term gold price estimates. The impairment reversal at Paracatu is net of a tax expense of $68.2 million. There was no tax impact on the impairment reversal at Tasiast. No impairment charges or reversals were recorded as a result of the assessment of the carrying value of the Company’s CGUs at December 31, 2018.

Operating earnings were $991.1 million in 2019 compared to $200.5 million in 2018. The increase was primarily due to the increase in margins (metal sales less production cost of sales), the reversals of impairment charges, and the decrease in depreciation, depletion and amortization.

In 2019, the Company recorded income tax expense of $246.7 million, compared to income tax expense of $138.8 million in 2018. The $246.7 million income tax expense recognized in 2019 was largely as a result of higher operating mine profitability, compared to the same period in 2018, and included an additional deferred tax expense of $68.2 million related to the reversal of impairment charges at Paracatu, as well as $1.6 million of deferred tax expense resulting from the net foreign currency translation of the tax deductions of the Company’s operations in Brazil and Russia. The $138.8 million income tax expense recorded in 2018 included $62.0 million of deferred tax expense resulting from the devaluation in U.S. dollar terms of the tax deductions of the Company’s operations in Brazil and Russia. Kinross’ combined federal and provincial statutory tax rate for both 2019 and 2018 was 26.5%.

Net earnings attributable to common shareholders in 2019 were $718.6 million, or $0.57 per share, compared to net loss attributable to common shareholders of $23.6 million, or $0.02 per share, in 2018. The increase is primarily as a result of the increase in operating earnings as described above.

Adjusted net earnings attributable to common shareholders in 2019 were $422.9 million, or $0.34 per share, compared to $128.1 million, or $0.10 per share, in 2018. The increase is primarily as a result of the increase in margins and the decrease in depreciation, depletion and amortization, as described above.

In 2019, net cash flow provided from operating activities increased to $1,224.9 million, from $788.7 million in 2018, mainly due to the increase in margins as described above and favourable working capital changes. Adjusted operating cash flow in 2019 increased to $1,201.5 million, from $874.2 million in 2018, primarily due to the increase in margins as described above.

Capital expenditures increased to $1,105.2 million in 2019, compared with $1,043.4 million in 2018, primarily due to increased spending on projects at Bald Mountain, Fort Knox and Round Mountain, partially offset by lower spending at Tasiast.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in 2019 both increased by 2%, respectively, compared to 2018. The slight increases were primarily due to the decrease in production cost of sales, partially offset by the decrease in gold equivalent ounces sold. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in 2019 were comparable to 2018.

2018 vs. 2017

Kinross’ attributable production decreased by 8% compared to 2017, primarily due to lower production at Kupol due to a decrease in grade, lower production at Fort Knox as a result of a pit wall slide in the first quarter of 2018 and higher than average rainfall in the second half of 2018, and the completion of mining activities at Kettle River-Buckhorn during the second quarter of 2017. These decreases were partially offset by higher production at Paracatu.

Metal sales decreased by 3% in 2018 compared to 2017 due to a decrease in gold equivalent ounces sold, partially offset by an increase in average metal prices realized. The average realized gold price increased to $1,268 per ounce in 2018 from $1,260 per ounce in 2017. Gold equivalent ounces sold in 2018 decreased to 2,532,912 ounces from 2,621,875 ounces in 2017, primarily due to the decrease in production as described above.

Production cost of sales increased by 6% in 2018 compared to 2017, primarily due to increases in gold equivalent ounces sold at Paracatu and Maricunga, and an increase in operating waste mined and higher fuel, reagent, and maintenance costs at Tasiast. The increase was partially offset by decreases at Kettle River-Buckhorn, and at Chirano. The increase in production cost of sales resulted in a 10% increase in attributable production cost of sales per equivalent ounce sold compared to 2017.

In 2018, depreciation, depletion and amortization decreased by 6% compared to 2017, primarily due to decreases at Round Mountain and Kupol as a result of decreases in gold equivalent ounces sold and the additions of mineral reserves in the second half of 2017. The decrease was partially offset by an increase at Paracatu primarily due to an increase in gold equivalent ounces sold, and increases at Fort Knox and Tasiast due to increases in their depreciable asset bases as a result of impairment reversals recognized in the fourth quarter of 2017. The completion of the Phase One project also contributed to the increase in the depreciable asset base at Tasiast.

Operating earnings decreased to $200.5 million in 2018 from $336.5 million in 2017. The change in operating earnings was primarily due to a decrease in margins (metal sales less production cost of sales), partially offset by a decrease in depreciation, depletion and amortization.

In addition, an income tax expense of $138.8 million was recorded in 2018, compared with an income tax recovery of $23.2 million in 2017. The $138.8 million income tax expense recorded in 2018 includes $62.0 million of deferred tax expense resulting from the devaluation in U.S. dollar terms of the tax deductions of the Company’s operations in Brazil and Russia as compared to a nominal net impact during 2017. The $23.2 million income tax recovery recognized in 2017 included a net tax recovery of $83.6 million related to the impairment charge at Paracatu and the impairment reversal at Fort Knox, and an estimated net benefit of $93.4 million due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The estimated 2017 net benefit included a benefit of $124.4 million in respect of the collectability of the Alternative Minimum Tax (“AMT”) credit, which is partially offset by the write-down of net deferred tax assets to reflect the reduction in the U.S. corporate tax rate from 35% to 21% beginning January 1, 2018. In 2018 the estimated AMT benefit was increased by $8.7 million, as a result of an Internal Revenue Service (“IRS”) announcement that the AMT refunds payable to companies in respect of taxation years beginning after December 31, 2017 would no longer be subject to sequestration. Further guidance on the implementation and application of the U.S. Tax Reform legislation has been released on a systematic basis through regulations issued by the Department of Treasury, legislation and directions from the Office of Management and Budget, and guidance from the states in which the Company operates. Such legislation, regulations, directions and additional guidance may require changes to the estimated net benefit recorded to date and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, and additional guidance are enacted or released by the relevant authorities. In addition, tax expense increased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross’ combined federal and provincial statutory tax rate for both 2018 and 2017 was 26.5%.

In 2018, net loss attributable to common shareholders was $23.6 million, or $0.02 per share, compared to net earnings attributable to common shareholders of $445.4 million, or $0.36 per share, in 2017. The change was primarily a result of the decrease in operating earnings as described above, a reversal of impairment charges of $97.0 million recognized in 2017 in connection with the sale of the Company’s interest in the Cerro Casale project in Chile, and an increase in income tax expense in 2018.

Adjusted net earnings attributable to common shareholders was $128.1 million, or $0.10 per share, for 2018 compared to adjusted net earnings attributable to common shareholders of $178.7 million, or $0.14 per share, in 2017. The decrease in adjusted net earnings was mainly due to the decrease in margins described above.

In 2018, net cash flow provided from operating activities decreased to $788.7 million from $951.6 million in 2017 primarily due to the decrease in margins, partially offset by lower taxes paid and favourable working capital movements. Adjusted operating cash flow decreased to $874.2 million from $1,166.7 million in 2017, primarily due to the decrease in margins described above.

Capital expenditures increased by 16% in 2018 compared to 2017, primarily due to increased spending at Round Mountain, Bald Mountain and Tasiast, partially offset by lower spending at Paracatu and Chirano.

In 2018, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased from 2017, primarily due to an increase in attributable cost of sales per equivalent ounce sold and per ounce sold on a by-product basis. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared to 2017, primarily due to an increases in attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis and non-sustaining capital expenditures.

Mineral Reserves1

Kinross’ total estimated proven and probable gold reserves at year-end 2019 were approximately 24.3 million ounces. The decrease of 1.2 million ounces in estimated gold reserves compared to year-end 2018 was mainly a result of production depletion, partially offset by additions at Paracatu, Kupol and Chirano.

Proven and probable silver reserves at year-end 2019 were estimated at approximately 55.7 million ounces, an increase of 1.8 million ounces compared with year-end 2018, primarily due to reserve additions at Kupol and La Coipa.

1  For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company’s news release filed with Canadian and U.S. regulators on February 12, 2020.

2.              IMPACT OF KEY ECONOMIC TRENDS

Price of Gold

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2019, the price of gold fluctuated between a low of $1,277 per ounce in April to a high of $1,557 per ounce in September, based on daily closing prices. The average price for the year based on the London Bullion Market Association PM Fix was $1,393 per ounce, a $125 per ounce increase over the 2018 average price of $1,268 per ounce. Major influences on the gold price during 2019 included ongoing global economic growth uncertainty, safe-haven flows from geopolitical and trade risks, and continued low interest rate environment. Low yields and high levels of negative yielding sovereign bonds have reduced the opportunity cost of owning gold.

Source: London Bullion Marketing Association London PM Fix

1 Average realized gold price per ounce is a non-GAAP financial measure and is defined in Section 11.

In 2019, the Company realized an average gold price of $1,392 per ounce compared to the average PM Fix of $1,393 per ounce.

Gold Supply and Demand Fundamentals

Gold Supply
Tonnes
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2015
2016
2017
2018
2019
Mine production
Recycled gold
Producer hedging

Source: GFMS Gold Survey H2 2019

Total gold supply in 2019 increased by approximately 7% compared to 2018, largely due to an increase in global mine production. Mine production and recycled gold remain the dominant sources of gold supply, and in 2019 they represented approximately 73% and 26% of total supply, respectively.

Gold Demand
5,500
4,500
3,500
2,500
1,500
500
-500
Tonnes
2015
2016
2017
2018
2019
Fabrication/jewelry
Official sector purchases
Bar hoarding
Net investment

Source: GFMS Gold Survey H2 2019

Total demand for gold in 2019 decreased by 6%, compared to 2018. Retail investment decreased by approximately 9%, with a decrease in both bar investment and coin demand, and jewelry demand decreased by approximately 10%. The decrease in demand was largely due to higher price levels along with a challenging economic backdrop. The decrease in demand was partially offset by an increase in net purchases by central banks of approximately 9%.

Cost Sensitivity

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced fuel price increases in 2019. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions — refer to Section 6 - Liquidity and Capital Resources for details.

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 69% of the Company’s expected attributable production in 2020 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures — refer to Section 6 - Liquidity and Capital Resources for details.

3.              OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 - Risk Analysis.

Operational Outlook

In 2020, Kinross expects to produce 2.4 million gold equivalent ounces (+/- 5%) from its operations. The slight forecast decrease compared to 2019 production is primarily due to Maricunga transitioning to care and maintenance, and expected lower production at Paracatu following its record year, partially offset by an expected production increase at Tasiast and Fort Knox. Production is expected to be relatively flat quarter-over-quarter throughout 2020, with a slight increase in the fourth quarter. Tasiast is expected to have higher production in the first half of the year mainly as a result of higher grade ore. Paracatu and Round Mountain are expected to have higher production in the second half of the year mainly due to anticipated higher grades at Paracatu and more ounces recovered at Round Mountain as the benefits of Phase W continue to be realized.

Production cost of sales per gold equivalent ounce is expected to be $720 (+/- 5%) for 2020. The Company expects all-in sustaining cost to be $970 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2020, which is lower than 2019, mainly due to the expected lower cost of sales and capital expenditures for the year.

Material assumptions used to forecast 2020 production costs are: a gold price of $1,200 per ounce, a silver price of $16 per ounce, an oil price of $65 per barrel, and foreign exchange rates of 3.50 Brazilian reais to the U.S. dollar, 1.30 Canadian dollars to the U.S. dollar, 60 Russian roubles to the U.S. dollar, 650 Chilean pesos to the U.S. dollar, 5.0 Ghanaian cedi to the U.S. dollar, 35 Mauritanian ouguiya to the U.S. dollar, and 1.11 U.S. dollars to the Euro. Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on our production cost of sales per ounce, and specific to the Russian rouble and Brazilian real, a 10% change in these exchange rates would be expected to result in an impact of approximately $15 and $25 on Russian and Brazilian production cost of sales per ounce, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our production cost of sales per ounce as a result of a change in royalties owing.

Total capital expenditures for 2020 are forecast to be approximately $900 million (+/- 5%). Of this amount, sustaining capital expenditures are expected to be approximately $330 million, with non-sustaining capital expenditures of approximately $570 million for the Tasiast West Branch stripping and expansion project, the Round Mountain Phase W project, and other development projects and studies.

The 2020 forecast for exploration is approximately $90 million, all of which is expected to be expensed. The increase compared to full-year 2019 is primarily due to the addition of Chulbatkan to the Company’s project pipeline. The 2020 forecast for overhead (general and administrative and business development expenses) is approximately $150 million, approximately $20 million less than 2019, primarily as a result of Kinross’ comprehensive cost and efficiency review across the organization.

Other operating costs expected to be incurred in 2020 are approximately $100 million, which includes approximately $50 million of care and maintenance costs in Chile and at Kettle River-Buckhorn.

Based on assumed gold price of $1,200 and other budget assumptions, tax expense is expected to be a recovery of $25 million and taxes paid is expected to be $110 million. Adjusting the Brazilian real to the exchange rate of 4.03 at the end of 2019, tax expense is expected to be $30 million. Tax expense is expected to increase at 23% of any profit resulting from higher gold prices. For every $100 increase in the realized gold price, taxes paid is expected to increase by $20 million.

Depreciation, depletion and amortization is forecast to be approximately $340 (+/- 5%) per gold equivalent ounce.

Interest paid is forecast to be approximately $110 million, which includes $55 million of capitalized interest.

4.              PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast 24k project

The Tasiast 24k project continues to advance well and remains on budget and on schedule to increase throughput capacity to 21,000 tonnes per day (“t/d”) by the end of 2021 and then to 24,000 t/d by mid-2023.

Stripping continues on plan, detailed engineering is largely complete, and procurement and contracting activities are well underway. The construction team has mobilized to site and initial debottlenecking work in the processing plant has commenced, along with construction activities related to the installation of a power plant.

The Company signed the $300 million project financing for Tasiast with the International Finance Corporation (“IFC”), Export Development Canada (“EDC”), and two commercial banks on December 16, 2019. The first funding draw from the loan, which is non-recourse to Kinross, is expected later in the first quarter of 2020.

The Company continues to progress its engagement with the Government of Mauritania on a range of matters previously disclosed, including fuel import duty exonerations, value added taxes, the Tasiast Sud license conversion and relative economic benefits from the Company’s operations.

Acquisition of Chulbatkan development project

On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan development project located in Khabarovsk Krai, Far East Russia, from N-Mining Limited (“N-Mining”), for total fixed consideration of $283.0 million. In addition, N-Mining will be entitled to receive an economic participation equivalent to a 1.5% Net Smelter Return (“NSR”) royalty on future production from the deposit area, as well as $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back 1/3 of the 1.5% NSR royalty for $10 million, subject to certain gold price related adjustments, at any time within 24 months of closing.

On January 16, 2020, the Company closed the acquisition of the Chulbatkan development project. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price due by closing, less closing adjustments, was paid in cash. The amendment also provides that between 60%, and at the Company’s sole discretion up to 100%, of the final installment of $141.5 million, due on the first anniversary of closing, may be paid in Kinross shares.

Chulbatkan is expected to be a substantial, open pit gold mine with low costs. The project currently has a large, near-surface, relatively high grade estimated mineral resource. The deposit is heap leachable and has potential for additional high-grade structures. Mineralization is open along strike and at depth, and is highly continuous.

The Company’s initial mineral resource estimate does not include results from the confirmatory drilling program, which includes one hole that has encountered a potential high-grade structure within the existing mineral resource. Infill drilling and studies are planned this year to update the high-grade portion of the known resource with the goal of defining and further extending the resource base at year-end 2020.

Kinross has also commenced a $10 million exploration drilling program within the under-explored, highly prospective 120 km2 license area, which has numerous untested potential targets and several structural environments analogous to the Chulbatkan deposit. Multiple downstream placer gold occurrences also indicate additional hard rock source mineralization may be found within the license area. As well, numerous surface rock samples with grades greater than 1 g/t have been collected outside of the defined resource area.

Company to proceed with La Coipa Restart project

The Company is proceeding with the La Coipa Restart project in Chile based on a feasibility study (“FS”) that contemplates leveraging existing infrastructure to mine the Phase 7 deposit.

The open pit project is expected to produce a total of approximately 690,000 gold equivalent ounces from 2022 to 2024 at a cost of sales of $575 per gold equivalent ounce. Initial capital costs are expected to be approximately $225 million, with pre-stripping scheduled to begin in late 2020. Approximately $45 million of the initial capital costs are expected to be spent in 2020, with the remainder spent in 2021. Production is expected to start in the first quarter of 2022, strengthening Kinross’ portfolio and production profile and allowing the Company to maintain optionality to continue studying potential upside opportunities in the area.

The project plan includes refurbishing the existing process plant, camp and other infrastructure, as well as the mine fleet from the Maricunga operation that has recently been placed on care and maintenance. All major permits required to proceed with La Coipa Phase 7 are in place.

On February 2, 2018, Compania Minera Mantos de Oro (“MDO”), a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company closed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash and transaction costs of $0.1 million, of which an initial payment of $35.1 million was paid on closing and the balance of $30.0 million was paid on January 30, 2019.

The Puren deposit, which was included as part of the initial pre-feasibility study (“PFS”), was not incorporated into the project FS as a joint venture agreement has not been finalized. The Company will continue to explore opportunities to incorporate adjacent deposits with existing mineral reserves and resources, particularly Puren, Coipa Norte and Can Can, into the La Coipa mine plan with the goal of extending mine life. This includes conducting further technical studies, assessing permitting requirements, and continuing commercial discussions.

The PFS at Lobo-Marte is proceeding as planned and is scheduled to be completed mid-2020. The PFS is based on the concept of commencing Lobo-Marte production after the conclusion of mining at Phase 7 and other potential opportunities at adjacent La Coipa deposits.

Fort Knox Gilmore

The Fort Knox Gilmore project continues to progress on schedule and on budget, with initial Gilmore ore encountered in the fourth quarter of 2019 and stacked on the existing Walter Creek heap leach pad. Stripping advanced as planned during the quarter and is expected to continue throughout 2020. Completion of the new Barnes Creek heap leach pad, where 95% of Gilmore ore is expected to be stacked, and related pumping and piping infrastructure, remains on target for completion in the fourth quarter of 2020. Procurement for all planned 2020 activities is largely complete and the project is ready to recommence construction activities in the spring.

Paracatu asset optimization program

The Paracatu asset optimization program that commenced in 2018 was completed in late 2019 with the successful implementation of a comprehensive grade control program. The results of the program include better characterization of the orebody, an improved ability to predict and react to ore variability, and improvements in throughput and recovery. In addition, as a result of a focus on continuous improvement programs, the site is benefiting from improved mining and processing costs and increased overall productivity. Lastly, site water management activities, the addition of renewable power sources with the acquisition of two hydroelectric power plants in 2018, and the continued successful tailings reprocessing project, have further contributed to improved site performance. A newly updated resource model has resulted in the addition of approximately 828,000 gold ounces to estimated mineral reserves, more than offsetting 2019 depletion of 705,000 gold ounces. Measured and indicated resources also increased by approximately 1.1 million gold ounces, or 35%, compared with 2018. The Company intends to file a new Paracatu Technical Report in March 2020 that incorporates the above mentioned new information.

Other Recent Transactions

Disposition of royalty portfolio

On December 2, 2019, the Company entered into an agreement with Maverix Metals Inc. (“Maverix”) to sell a royalty portfolio of precious metals royalties.

On December 19, 2019, the Company completed the sale for total consideration of $73.9 million, including $25.0 million in cash and approximately 11.2 million common shares, representing 9.4% of the issued and outstanding common shares, of Maverix. The Company recognized a gain on disposition of $72.7 million in other income in connection with the sale.

Sale of Lundin Gold shares

On December 9, 2019, as part of its portfolio management strategy and to further strengthen its liquidity, the Company sold its investment in common shares of Lundin Gold Inc. to a syndicate of buyers for proceeds of $113.2 million.

Acquisition of power plants in Brazil

On February 14, 2018, Kinross Brasil Mineração S.A. (“KBM”), a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company completed the transaction.

Acquisition of remaining 50% interest in Bald Mountain exploration joint venture

On completion of the acquisition of the Bald Mountain mine in 2016, KG Mining (Bald Mountain) Inc. (“KGBM”), a subsidiary of the Company, entered into a 50/50 exploration joint venture with Barrick Gold Corporation (“Barrick”). On October 2, 2018, KGBM signed and completed a transaction with Barrick to acquire the remaining 50% interest in the exploration joint venture that it did not already own for consideration including $15.5 million in cash and a 1.25% net smelter royalty. The Company now owns 100% of the Bald Mountain property, the largest private mining land package in the U.S.

Other Developments

Senior leadership changes

On March 4, 2019, the Company announced the appointment of Andrea Freeborough as Senior Vice-President and Chief Financial Officer, replacing Tony Giardini, effective May 1, 2019. Further, on April 16, 2019, the Company announced a streamlined senior leadership team, with the departures of Senior Vice-President and Chief Operating Officer Lauren Roberts, and Senior Vice-President of Human Resources, Gina Jardine.

The Company’s senior leadership team now includes: Paul Rollinson, President and CEO; Geoff Gold, Executive Vice-President, Corporate Development and External Relations, and Chief Legal Officer; Paul Tomory, Executive-Vice President and Chief Technical Officer; and Andrea Freeborough, Senior Vice-President and Chief Financial Officer.

Paul Tomory, Executive Vice-President and Chief Technical Officer, has assumed responsibility for regional operations, and safety and sustainability, in addition to his existing responsibilities. The Senior Vice-Presidents of the Company’s three operating regions — the Americas, Russia and West Africa — now also have increased accountability for the operational success of their respective regions.

To support the streamlined senior leadership team, the Company also announced the creation of a leadership advisory team consisting of experienced Kinross leaders with diverse functional expertise to provide direct input and insight on organizational issues, corporate strategy and key business decisions.

Board of Directors update

Mr. John Oliver, Kinross’ independent Board Chair since 2002, announced his retirement from his role as Board Chair effective December 31, 2018. Ms. Catherine McLeod-Seltzer, a Board member since 2005, was appointed the new independent Chair of Kinross, effective January 1, 2019.

Mr. David Scott was appointed to Kinross’ Board of Directors in May 2019.

Ms. Elizabeth McGregor was appointed to Kinross’ Board of Directors in November 2019.

5.              CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(in millions, except ounces and per ounce amounts)	2019	2018	2017	Change	% Change(d)	Change	% Change(d)
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	2,527,788	2,475,068	2,698,136	52,720	2%	(223,068)	(8)%
Sold(b)	2,512,758	2,532,912	2,621,875	(20,154)	(1)%	(88,963)	(3)%

Attributable gold equivalent ounces(a)
Produced(b)	2,507,659	2,452,398	2,673,533	55,261	2%	(221,135)	(8)%
Sold(b)	2,492,572	2,510,419	2,596,754	(17,847)	(1)%	(86,335)	(3)%

Gold ounces - sold	2,458,839	2,480,529	2,553,178	(21,690)	(1)%	(72,649)	(3)%
Silver ounces - sold (000’s)	4,636	4,232	5,058	404	10%	(826)	(16)%
Average realized gold price per ounce(c)	$1,392	$1,268	$1,260	$124	10%	$8	1%

Financial data
Metal sales	$3,497.3	$3,212.6	$3,303.0	$284.7	9%	$(90.4)	(3)%
Production cost of sales	$1,778.9	$1,860.5	$1,757.4	$(81.6)	(4)%	$103.1	6%
Depreciation, depletion and amortization	$731.3	$772.4	$819.4	$(41.1)	(5)%	$(47.0)	(6)%
Impairment (reversals) charges - net	$(361.8)	$—	$21.5	$(361.8)	nm	$(21.5)	nm
Operating earnings	$991.1	$200.5	$336.5	$790.6	nm	$(136.0)	(40)%
Net earnings (loss) attributable to common shareholders	$718.6	$(23.6)	$445.4	$742.2	nm	$(469.0)	(105)%

(a)   “Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)   “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2019 was 85.99:1 (2018 - 80.74:1 and 2017 - 73.72:1).

(c)    “Average realized gold price per ounce” is a non-GAAP financial measure and is defined in Section 11.

(d)   “nm” means not meaningful.

Operating Earnings (Loss) by Segment

	Years ended December 31,			2019 vs. 2018		2018 vs. 2017
(in millions)	2019	2018	2017	Change	% Change(c)	Change	% Change

Operating segments
Fort Knox	$(52.9)	$(41.5)	$224.7	$(11.4)	(27)%	(266.2)	(118)%
Round Mountain	207.3	154.1	139.7	53.2	35%	14.4	10%
Bald Mountain	12.7	110.7	68.5	(98.0)	(89)%	42.2	62%
Paracatu	492.2	69.9	(263.3)	422.3	nm	333.2	127%
Maricunga	10.9	45.1	21.3	(34.2)	(76)%	23.8	112%
Kupol(a)	281.1	187.2	225.0	93.9	50%	(37.8)	(17)%
Tasiast	285.1	(85.9)	118.8	371.0	nm	(204.7)	(172)%
Chirano	(7.8)	(6.2)	(27.5)	(1.6)	(26)%	21.3	77%
Non-operating segment
Corporate and other(b)	(237.5)	(232.9)	(170.7)	(4.6)	(2)%	(62.2)	(36)%
Total	$991.1	$200.5	$336.5	$790.6	nm	$(136.0)	(40)%

(a)         The Kupol segment includes the Kupol and Dvoinoye mines.

(b)         “Corporate and other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte, Cerro Casale until its disposal on June 9, 2017 and White Gold until its disposal on June 14, 2017).

(c)          “nm” means not meaningful.

Mining Operations

Fort Knox (100% ownership and operator) — USA

	Years ended December 31,
	2019	2018	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000’s)	25,367	24,646	721	3%
Tonnes processed (000’s)(a)	26,562	28,097	(1,535)	(5)%
Grade (grams/tonne)(b)	0.55	0.50	0.05	10%
Recovery(b)	82.2%	81.5%	0.7%	1%
Gold equivalent ounces:
Produced	200,263	255,569	(55,306)	(22)%
Sold	200,323	256,037	(55,714)	(22)%

Financial Data (in millions)
Metal sales	$279.6	$325.5	$(45.9)	(14)%
Production cost of sales	213.7	214.4	(0.7)	0%
Depreciation, depletion and amortization	90.3	109.7	(19.4)	(18)%
	(24.4)	1.4	(25.8)	nm
Other operating expense	25.1	38.2	(13.1)	(34)%
Exploration and business development	3.4	4.7	(1.3)	(28)%
Segment operating loss	$(52.9)	$(41.5)	$(11.4)	(27)%

(a)         Includes 18,482,000 tonnes placed on the heap leach pads during 2019 (2018 - 16,307,000 tonnes).

(b)         Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.21 grams per tonne during 2019 (2018 - 0.19 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)          “nm” means not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2019 vs. 2018

In 2019, tonnes of ore mined increased by 3%, compared to 2018, largely due to planned mine sequencing and the development of Phase 8 East, as well as the commencement of stripping for the Gilmore project. Tonnes of ore processed in 2019 decreased by 5%, compared to 2018, due to the decrease in mill throughput, partially offset by an increase in tonnes placed on the heap leach pad. In 2019, mill grade increased by 10% compared to 2018, due to mine sequencing. Gold equivalent ounces produced and sold in 2019 both decreased by 22%, compared to 2018, primarily due to the decrease in mill throughput, partially offset by higher mill grade and an increase in ounces recovered from the heap leach pad.

Metal sales in 2019 decreased by 14%, compared to 2018, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales in 2019 was comparable to 2018, due to decreases in gold equivalent ounces sold and lower mill throughput, resulting in lower power and consumables costs, offset by higher proportion of ounces produced from the heap leach pad, as well as higher maintenance and contractor costs. Depreciation, depletion, and amortization in 2019 decreased by 18%, compared to 2018, primarily due to the decrease in gold equivalent ounces sold.

In 2019, other operating expense included $25.1 million (2018 - $37.9 million) of costs associated with the impact of the pit wall slide that occurred in 2018.

Round Mountain (100% ownership and operator) — USA

	Years ended December 31,
	2019	2018	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000’s)	22,514	22,023	491	2%
Tonnes processed (000’s)(a)	25,804	24,770	1,034	4%
Grade (grams/tonne)(b)	1.13	1.46	(0.33)	(23)%
Recovery(b)	84.9%	83.8%	1.1%	1%
Gold equivalent ounces:
Produced	361,664	385,601	(23,937)	(6)%
Sold	360,739	381,478	(20,739)	(5)%

Financial Data (in millions)
Metal sales	$502.2	$483.9	$18.3	4%
Production cost of sales	250.6	277.6	(27.0)	(10)%
Depreciation, depletion and amortization	39.8	51.0	(11.2)	(22)%
	211.8	155.3	56.5	36%
Other operating income	(0.3)	—	(0.3)	nm
Exploration and business development	4.8	1.2	3.6	nm
Segment operating earnings	$207.3	$154.1	$53.2	35%

(a)         Includes 22,164,000 tonnes placed on the heap leach pads during 2019 (2018 - 21,118,000 tonnes).

(b)         Amounts represent mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.34 grams per tonne during 2019 (2018 - 0.36 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)          “nm” means not meaningful.

The Company acquired its 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. (“Echo Bay”) on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine, from Barrick.

2019 vs. 2018

In 2019, tonnes of ore mined and processed increased by 2% and 4%, respectively, compared to 2018, primarily due to strong operational performance late in 2019, with the mining of Phase W alluvium ore increasing the tonnes placed on the heap leach pads. Mill grade in 2019 decreased by 23%, compared to 2018, due to planned mine sequencing. Gold equivalent ounces produced and sold in 2019 decreased by 6% and 5%, respectively, compared to 2018, primarily due to the decrease in mill grade, partially offset by the increase in ounces recovered from the heap leach pads.

In 2019, metal sales increased by 4%, compared to 2018, primarily due the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales and depreciation, depletion and amortization in 2019 decreased by 10% and 22%, respectively, compared to 2018, primarily due to the decrease in gold equivalent ounces sold.

Bald Mountain (100% ownership and operator) — USA

	Years ended December 31,
	2019	2018	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000’s)	15,806	24,477	(8,671)	(35)%
Tonnes processed (000’s)	16,475	23,654	(7,179)	(30)%
Grade (grams/tonne)	0.42	0.43	(0.01)	(2)%
Gold equivalent ounces:
Produced	187,961	284,646	(96,685)	(34)%
Sold	177,802	318,091	(140,289)	(44)%

Financial Data (in millions)
Metal sales	$249.2	$403.9	$(154.7)	(38)%
Production cost of sales	136.6	174.1	(37.5)	(22)%
Depreciation, depletion and amortization	79.5	99.7	(20.2)	(20)%
	33.1	130.1	(97.0)	(75)%
Other operating expense	7.8	7.9	(0.1)	(1)%
Exploration and business development	12.6	11.5	1.1	10%
Segment operating earnings	$12.7	$110.7	$(98.0)	(89)%

(a)         Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package.

2019 vs. 2018

In 2019, tonnes of ore mined and processed decreased by 35% and 30%, respectively, compared to 2018, as mining activities were primarily focused on the South Area including a ramp up period for the Vantage pit, and due to unfavourable weather conditions experienced earlier in 2019. Gold equivalent ounces produced and sold in 2019 decreased by 34% and 44%, respectively, compared to 2018, largely due to the timing of ounces recovered from the heap leach pads, and fewer tonnes placed on the heap leach pads.

Metal sales in 2019 decreased by 38%, compared to 2018, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in average metal prices realized. Production cost of sales in 2019 decreased by 22%, compared to 2018, primarily due to the decrease in gold equivalent ounces sold. In 2019, depreciation, depletion and amortization decreased by 20%, compared to 2018, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in depreciable asset base as a result of the completion of the Vantage project.

Paracatu (100% ownership and operator) — Brazil

	Years ended December 31,
	2019	2018	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000’s)	49,535	47,910	1,625	3%
Tonnes processed (000’s)	57,621	54,141	3,480	6%
Grade (grams/tonne)	0.40	0.39	0.01	3%
Recovery	78.7%	77.7%	1.0%	1%
Gold equivalent ounces:
Produced	619,563	521,575	97,988	19%
Sold	619,009	523,417	95,592	18%

Financial Data (in millions)
Metal sales	$856.3	$663.1	$193.2	29%
Production cost of sales	412.3	430.5	(18.2)	(4)%
Depreciation, depletion and amortization	163.4	148.9	14.5	10%
Reversal of impairment charges	(200.7)	—	(200.7)	nm
	481.3	83.7	397.6	nm
Other operating (income) expense	(10.9)	13.8	(24.7)	(179)%
Segment operating earnings	$492.2	$69.9	$422.3	nm

(a)         “nm” means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2019 vs. 2018

In 2019, tonnes of ore mined and processed increased by 3% and 6%, respectively, compared to 2018, consistent with the mine plan and due to plant efficiencies achieved through continued optimization. Gold equivalent ounces produced and sold in 2019 increased by 19% and 18%, respectively, compared to 2018, primarily due to the increases in mill throughput, grade, and recovery.

Metal sales in 2019 increased by 29%, compared to 2018, due to an increase in gold equivalent ounces sold and an increase in average metal prices realized. In 2019, production cost of sales decreased by 4%, compared to 2018, largely due to decreases in power and reagent costs, and favourable foreign exchange movements, partially offset by higher contractor costs and the increase in gold equivalent ounces sold. Depreciation, depletion and amortization in 2019 increased by 10%, compared to 2018, primarily due to the increase in gold equivalent ounces sold and an increase in depreciable asset base.

At December 31, 2019, the Company recognized a reversal of previously recorded impairment charges of $200.7 million. The non-cash impairment reversal related to property, plant and equipment was primarily due to an increase in the Company’s estimates of future metal prices. The tax impact on the impairment reversal was an expense of $68.2 million recorded within income tax expense. No such impairment reversal was recognized in 2018.

In 2019, other operating income of $10.9 million primarily includes $17.5 million of additional federal value added tax (“VAT”) credits as a result of changes in Brazil’s tax regulations related to prior period expenditures. In 2018, other operating expense of $13.8 million included $3.4 million of costs related to the acquisition of the two hydroelectric power plants in July 2018.

Maricunga (100% ownership and operator) — Chile

	Years ended December 31,
	2019	2018	Change	% Change(b)
Operating Statistics(a)
Tonnes ore mined (000’s)	—	—	—	—
Tonnes processed (000’s)	—	—	—	—
Grade (grams/tonne)	—	—	—	—
Gold equivalent ounces:
Produced	38,601	60,066	(21,465)	(36)%
Sold	43,756	89,959	(46,203)	(51)%

Financial Data (in millions)
Metal sales	$61.2	$113.6	$(52.4)	(46)%
Production cost of sales	31.5	65.7	(34.2)	(52)%
Depreciation, depletion and amortization	1.7	4.0	(2.3)	(58)%
	28.0	43.9	(15.9)	(36)%
Other operating expense (income)	17.0	(1.3)	18.3	nm
Exploration and business development	0.1	0.1	—	0%
Segment operating earnings	$10.9	$45.1	$(34.2)	(76)%

(a)         Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(b)         “nm” means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation. During 2016, mining activities at Maricunga were suspended as a result of the imposition of a water curtailment order by Chile’s environmental enforcement authority.

2019 vs. 2018

As a result of the suspension of mining and crushing activities at Maricunga, there was no ore mined and processed in both 2019 and 2018. In 2019, gold equivalent ounces produced and sold decreased by 36% and 51%, respectively, compared to 2018, as rinsing of ore placed on the heap leach pads prior to the suspension of mining activities continued to ramp down. No further production is expected.

Metal sales, production cost of sales, and depreciation, depletion, and amortization in 2019 decreased by 46%, 52%, and 58%, respectively, compared to 2018, primarily due to the decrease in gold equivalent ounces sold.

Other operating expense in 2019 consists primarily of care and maintenance related costs, as a result of the suspension of mining and crushing activities and the continued ramp down of rinsing of ore on the heap leach pads.

Kupol (100% ownership and operator) — Russian Federation(a)

	Years ended December 31,
	2019	2018	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000’s)(b)	1,599	1,636	(37)	(2)%
Tonnes processed (000’s)	1,723	1,721	2	0%
Grade (grams/tonne):
Gold	9.41	8.61	0.80	9%
Silver	69.49	70.94	(1.45)	(2)%
Recovery:
Gold	94.1%	94.6%	(0.5)%	(1)%
Silver	84.9%	83.5%	1.4%	2%
Gold equivalent ounces:(c)
Produced	527,343	489,947	37,396	8%
Sold	526,458	494,835	31,623	6%
Silver ounces:
Produced (000’s)	3,296	3,306	(10)	0%
Sold (000’s)	3,368	3,218	150	5%

Financial Data (in millions)
Metal sales	$734.4	$627.7	$106.7	17%
Production cost of sales	314.1	288.2	25.9	9%
Depreciation, depletion and amortization	125.1	133.5	(8.4)	(6)%
	295.2	206.0	89.2	43%
Other operating income	(8.9)	(0.4)	(8.5)	nm
Exploration and business development	23.0	19.2	3.8	20%
Segment operating earnings	$281.1	$187.2	$93.9	50%

(a)         The Kupol segment includes the Kupol and Dvoinoye mines.

(b)         Includes 435,000 tonnes of ore mined from Dvoinoye during 2019 (2018 - 447,000).

(c)          “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2019 was 85.99:1 (2018 - 80.74:1).

(d)         “nm” means not meaningful.

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2019 vs. 2018

Tonnes of ore mined in 2019 decreased by 2%, compared to 2018, primarily due to planned mine sequencing. Mill grade in 2019 increased by 9%, compared to 2018, largely due to an increase in higher grade ore processed from Kupol’s Northeast Extension deposit and Moroshka. Gold equivalent ounces produced and sold in 2019 increased by 8% and 6%, respectively, compared to 2018, primarily due to the increase in grade.

Metal sales in 2019 increased by 17%, compared to 2018, due to increases in gold equivalent ounces sold and average metal prices realized. In 2019, production cost of sales increased by 9%, compared to 2018, primarily due to the increase in gold equivalent ounces sold. Depreciation, depletion and amortization in 2019 decreased by 6%, compared to 2018, due to the decrease in the depreciable asset base and the addition of mineral reserves at Dvoinoye at the end of 2018, partially offset by the increase in gold equivalent ounces sold.

Tasiast (100% ownership and operator) — Mauritania

	Years ended December 31,
	2019	2018	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000’s)	4,920	8,206	(3,286)	(40)%
Tonnes processed (000’s)(a)	5,226	5,692	(466)	(8)%
Grade (grams/tonne)(b)	2.33	2.02	0.31	15%
Recovery(b)	96.6%	92.6%	4.0%	4%
Gold equivalent ounces:
Produced	391,097	250,965	140,132	56%
Sold	382,803	243,241	139,562	57%

Financial Data (in millions)
Metal sales	$532.8	$307.8	$225.0	73%
Production cost of sales	230.4	237.3	(6.9)	(3)%
Depreciation, depletion and amortization	130.2	95.5	34.7	36%
Reversal of impairment charges	(161.1)	—	(161.1)	nm
	333.3	(25.0)	358.3	nm
Other operating expense	46.4	52.4	(6.0)	(11)%
Exploration and business development	1.8	8.5	(6.7)	(79)%
Segment operating earnings (loss)	$285.1	$(85.9)	$371.0	nm

(a)         No ore was placed on the dump leach pads in 2019 (2018 - 1,958,000 tonnes).

(b)         Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.36 grams per tonne during 2018. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)          “nm” means not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. (“Red Back”). The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital, Nouakchott.

2019 vs. 2018

Tonnes of ore mined in 2019 decreased by 40%, compared to 2018, consistent with the mine plan that involved mining a higher portion of mill grade ore in 2019 as opposed to a large portion of low grade leachable ore in 2018, as well as increased capital stripping activity. In 2019, tonnes of ore processed decreased by 8%, compared to 2018, due to a decrease in tonnes of ore placed on the dump leach pads, which was partially offset by the increased mill throughput from the commissioning of the SAG mill in the third quarter of 2018. Mill grade in 2019 increased by 15%, compared to 2018, mainly due to a large portion of higher grade ore mined from West Branch. Gold equivalent ounces produced and sold increased by 56% and 57% in 2019, respectively, compared to 2018, primarily due to the increases in mill grade, mill throughput and recovery.

Metal sales in 2019 increased by 73%, compared to 2018, due to increases in gold equivalent ounces sold and average metal prices realized. In 2019, production cost of sales decreased by 3%, compared to the same period in 2018, primarily due to a decrease in operating waste mined and lower reagent and contractor costs. Depreciation, depletion and amortization in 2019 increased by 36%, compared to 2018, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base, largely related to the completion of the Phase One project in the third quarter of 2018, partially offset by increased capitalized depreciation related to increased capital stripping activity.

At December 31, 2019, the Company recognized a reversal of previously recorded impairment charges of $161.1 million. The non-cash impairment reversal related to property, plant and equipment was primarily due to an increase in the Company’s estimates of future metal prices. No such impairment reversal was recognized in 2018.

Chirano (90% ownership and operator) — Ghana(a)

	Years ended December 31,
	2019	2018	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	2,569	2,013	556	28%
Tonnes processed (000’s)	3,457	3,506	(49)	(1)%
Grade (grams/tonne)	1.98	2.18	(0.20)	(9)%
Recovery	91.6%	92.1%	(0.5)%	(1)%
Gold equivalent ounces:
Produced	201,296	226,699	(25,403)	(11)%
Sold	201,868	224,927	(23,059)	(10)%

Financial Data (in millions)
Metal sales	$281.6	$286.0	$(4.4)	(2)%
Production cost of sales	189.7	172.7	17.0	10%
Depreciation, depletion and amortization	92.6	123.8	(31.2)	(25)%
	(0.7)	(10.5)	9.8	93%
Other operating expense	(0.9)	(10.3)	9.4	91%
Exploration and business development	8.0	6.0	2.0	33%
Segment operating loss	$(7.8)	$(6.2)	$(1.6)	(26)%

(a)         Operating statistics and financial data are at 100% for all periods.

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back. Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana’s second largest city. A 10% carried interest is held by the government of Ghana.

2019 vs. 2018

Tonnes of ore mined in 2019 increased by 28%, compared to 2018, primarily due to the restart of open pit mining during the first quarter of 2019. Tonnes of ore processed decreased by 1% in 2019, compared to 2018, largely due to the metallurgical characteristics of the ore mined. Mill grade in 2019 decreased by 9%, compared to 2018, mainly due to lower grade ore mined at the Paboase and Akoti underground deposits. Gold equivalent ounces produced and sold in 2019 decreased by 11% and 10%, respectively, compared to 2018, primarily due to the decrease in grade. Gold equivalent ounces sold in 2019 exceeded production due to the timing of sales.

In 2019, metal sales decreased by 2%, compared to 2018, due to the decrease in gold equivalent ounces sold, partially offset by an increase in average metal prices realized. Production cost of sales in 2019 increased by 10%, compared to 2018, primarily due to an increase in contractor costs related to the restart of open pit mining during 2019, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization in 2019 decreased by 25%, compared to 2018, largely due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at the end of 2018.

The Chirano mining lease expired on April 7, 2019 and an application to extend the term of the mining lease was filed prior to its expiration. On August 9, an extension for an additional 15 years was received, subject to finalizing details of a new mining lease with the Government of Ghana. A proposed new mining lease submitted by the Government of Ghana was signed in December 2019. The lease is currently awaiting final ratification by Parliament.

Reversals of impairment charges

	Years ended December 31,
(in millions)	2019	2018	Change	% Change(a)
Property, plant and equipment	$(361.8)	$—	$(361.8)	nm

(a)         “nm” means not meaningful.

At December 31, 2019, upon completion of the Company’s assessment of the carrying values of its CGUs, the Company recorded reversals of impairment charges totaling $361.8 million, comprised of $200.7 million at Paracatu and $161.1 million at Tasiast. The impairment reversals were entirely related to property, plant and equipment, and were mainly due to an increase in the Company’s long-term gold price estimates. For Paracatu, the reversal was limited to a full reversal of the remaining impairment charge recorded in 2017. For Tasiast, the reversal represents a partial reversal of impairment charges previously recorded. The tax impact on the impairment reversal at Paracatu was an expense of $68.2 million recorded within income tax expense. There was no tax impact related to the impairment reversal at Tasiast.

No impairment charges or impairment reversals were recognized in 2018.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Other Operating Expense

	Years ended December 31,
(in millions)	2019	2018	Change	% Change
Other operating expense	$108.5	$137.0	$(28.5)	(21)%

In 2019, other operating expense included $25.1 million of costs as a result of production issues associated with the pit wall slide at Fort Knox, and environmental and other operating expenses for non-operating mining sites of $35.6 million, and was reduced by $17.5 million as a result of additional federal VAT credits at Paracatu due to changes in Brazil’s tax regulations.

In 2018, other operating expense included $37.9 million of costs as a result of production issues associated with the pit wall slide at Fort Knox, and environmental and other operating expenses for non-operating mining sites of $28.7 million.

Exploration and Business Development

	Years ended December 31,
(in millions)	2019	2018	Change	% Change
Exploration and business development	$113.5	$109.2	$4.3	4%

Of the total Exploration and Business Development expense, expenditures on exploration totaled $80.0 million in 2019 compared to $77.5 million in 2018. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $20.7 million in 2019, compared to $3.1 million in 2018.

Kinross was active on more than 16 mine sites, near-mine and greenfield initiatives in 2019, with a total of 300,460 metres drilled. In 2018, Kinross was active on more than 19 mine sites, near-mine and greenfield initiatives, with a total 323,062 metres drilled.

General and Administrative

	Years ended December 31,
(in millions)	2019	2018	Change	% Change
General and administrative	$135.8	$133.0	$2.8	2%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, U.S., Brazil, the Russian Federation, Chile, the Netherlands, and the Canary Islands.

In 2019, general and administrative costs included restructuring costs of $12.2 million.

Other Income — Net

	Years ended December 31,
(in millions)	2019	2018	Change	% Change(a)
Gains (losses) on dispositions of other assets - net	70.4	(0.8)	71.2	nm
Foreign exchange gains (losses) - net	0.6	(4.3)	4.9	114%
Net non-hedge derivative gains (losses) - net	1.4	(1.2)	2.6	nm
Other	0.2	9.5	(9.3)	(98)%
Other income - net	$72.6	$3.2	$69.4	nm

(a)         “nm” means not meaningful.

Other income increased to $72.6 million in 2019 from $3.2 million in 2018. In 2019, the Company sold a portfolio of precious metals royalties, recognizing a gain on disposition of $72.7 million.

Finance Expense

	Years ended December 31,
(in millions)	2019	2018	Change	% Change
Accretion of reclamation and remediation obligations	$31.0	$29.1	$1.9	7%
Interest expense, including accretion of debt and lease liabilities	76.9	72.1	4.8	7%
Finance expense	$107.9	$101.2	$6.7	7%

Interest expense in 2019 increased to $76.9 million, compared to $72.1 million in 2018, primarily as a result of accretion of lease liabilities and increased interest costs from drawings on the revolving credit facility. Interest expense capitalized in 2019 was $47.4 million, compared to $41.5 million in 2018, primarily due to higher qualifying capital expenditures in 2019.

Income and Mining Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

In 2019, the Company recorded income tax expense of $246.7 million, compared to income tax expense of $138.8 million in 2018. The $246.7 million income tax expense recognized in 2019 was largely as a result of higher operating mine profitability, compared to the same period in 2018, and included an additional deferred tax expense of $68.2 million related to the reversal of impairment charges at Paracatu, as well as $1.6 million of deferred tax expense resulting from the net foreign currency translation of the tax deductions of the Company’s operations in Brazil and Russia. The $138.8 million income tax expense recorded in 2018 included $62.0 million of deferred tax expense resulting from the devaluation in U.S. dollar terms of the tax deductions of the Company’s operations in Brazil and Russia. The favorable impacts of U.S. Tax Reform legislation continued, with the AMT benefit increased by $4.6 million in 2019. In 2019, the State of Alaska confirmed that the state would refund previously paid state AMT on a similar basis to the refunds of U.S. federal AMT. In 2018, the estimated U.S. federal AMT benefit was increased by $8.7 million, as a result of an IRS announcement that the AMT refunds payable to companies in respect of taxation years beginning after December 31, 2017 would no longer be subject to sequestration. Kinross’ combined federal and provincial statutory tax rate for both 2019 and 2018 was 26.5%.

There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

On April 17, 2019, the Mauritanian Legislature approved a tax bill that included multiple changes in tax law and on April 29, 2019, these changes were promulgated. A Mauritanian Tax Agency information circular circulated on May 7, 2019 confirmed that the New Tax Code is effective from January 1, 2020. In the fourth quarter of 2019, the Mauritanian Tax Agency released some draft administrative guidance for comment and held consultative sessions with taxpayers for feedback. Final administrative guidance on the application of the new tax law has not been released. On January 10, 2020, the Mauritanian Legislature passed the Financial Law for the Year 2020, amending the 2019 New Tax Code. The Company has reviewed the new law and draft administrative guidance and concluded that the New Tax Code is not expected to have a material impact on the Company’s ongoing operations in Mauritania. The Company notes that its Mining Convention with the State of Mauritania contains tax stability provisions applicable to its current operations and mining concessions.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS principles. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honor tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

6.              LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,
(in millions)	2019	2018	Change	% Change
Cash Flow:
Provided from operating activities	$1,224.9	$788.7	$436.2	55%
Used in investing activities	(1,026.6)	(1,387.0)	360.4	26%
Provided from (used in) financing activities	25.1	(72.6)	97.7	135%
Effect of exchange rate changes on cash and cash equivalents	2.7	(5.9)	8.6	146%
Increase (decrease) in cash and cash equivalents	226.1	(676.8)	902.9	133%
Cash and cash equivalents, beginning of period	349.0	1,025.8	(676.8)	(66)%
Cash and cash equivalents, end of period	$575.1	$349.0	$226.1	65%

Cash and cash equivalents balances increased by $226.1 million in 2019 compared to a decrease of $676.8 million in 2018. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2019 vs. 2018

Net cash flow provided from operating activities increased by $436.2 million in 2019 compared to 2018, mainly due to the increase in margins and favourable working capital changes.

Investing Activities

2019 vs. 2018

Net cash flow used in investing activities was $1,026.6 million in 2019, compared to $1,387.0 million in 2018. The primary use of cash in 2019 was for capital expenditures of $1,105.2 million, partially offset by net proceeds from the sale of long-term investments and other assets.

The primary uses of cash in 2018 were for capital expenditures of $1,043.4 million, the acquisition of the two hydroelectric power plants in Brazil for $253.7 million, and the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions for an initial payment and transaction costs totaling $35.1 million.

The following table presents a breakdown of capital expenditures on a cash basis:

	Years ended December 31,
(in millions)	2019	2018	Change	% Change(c)
Operating segments
Fort Knox	$141.9	$89.5	$52.4	59%
Round Mountain	234.1	185.1	49.0	26%
Bald Mountain	220.7	149.9	70.8	47%
Paracatu	111.5	97.6	13.9	14%
Kupol(a)	40.0	63.4	(23.4)	(37)%
Tasiast	311.5	428.4	(116.9)	(27)%
Chirano	18.8	24.0	(5.2)	(22)%
Non-operating segment
Corporate and other(b)	26.7	5.5	21.2	nm
Total	$1,105.2	$1,043.4	$61.8	6%

(a)         Includes $8.9 million of capital expenditures at Dvoinoye during 2019 (2018 - $15.6 million).

(b)         “Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, La Coipa and Lobo-Marte).

(c)          “nm” means not meaningful.

In 2019, capital expenditures increased by $61.8 million, compared 2018, primarily due to increased spending at Bald Mountain for the Vantage Complex project, at Fort Knox for the Gilmore project, at Round Mountain for the Phase W project and an increase in capitalized stripping activities compared to 2018. These increases were partially offset by decreased spending primarily at Tasiast upon completion of the Phase One expansion project in the third quarter of 2018.

Financing Activities

2019 vs. 2018

Net cash flow provided from financing activities was $25.1 million in 2019, compared to the net cash flow used in financing activities of $72.6 million in 2018.

In 2019, net cash flow provided from financing activities included a net drawdown of $100.0 million on the revolving credit facility, partially offset by interest and lease payments of $55.6 million and $14.3 million, respectively. Total interest paid was $100.6 million in 2019, of which $55.6 million was included in financing activities.

Net cash flow used in financing activities in 2018 was primarily comprised of interest payments of $57.9 million. Total interest paid was $96.1 million in 2018, of which $57.9 million was included in financing activities. In 2018, the Company drew and repaid in full $80.0 million on the revolving credit facility.

Balance Sheet

	As at December 31,
(in millions)	2019	2018	2017
Cash and cash equivalents	$575.1	$349.0	$1,025.8
Current assets	$1,824.7	$1,597.9	$2,284.4
Total assets	$9,076.0	$8,063.8	$8,157.2
Current liabilities	$615.5	$612.4	$585.3
Total long-term financial liabilities(a)	$2,714.9	$2,551.4	$2,563.3
Total debt and credit facilities	$1,837.4	$1,735.0	$1,732.6
Total liabilities	$3,743.4	$3,536.5	$3,538.0
Common shareholders’ equity	$5,318.5	$4,506.7	$4,583.6
Non-controlling interest	$14.1	$20.6	$35.6
Statistics
Working capital(b)	$1,209.2	$985.5	$1,699.1
Working capital ratio(c)	2.96:1	2.61:1	3.90:1

(a)         Includes long-term debt and credit facilities, provisions, and long-term lease liabilities.

(b)         Calculated as current assets less current liabilities.

(c)          Calculated as current assets divided by current liabilities.

At December 31, 2019, Kinross had cash and cash equivalents of $575.1 million, an increase of $226.1 million from the balance as at December 31, 2018, primarily due to net operating cash inflows of $1,224.9 million and a net drawdown on the revolving credit facility of $100.0 million, partially offset by capital expenditures of $1,105.2 million. Current assets increased to $1,824.7 million, mainly due to the increase in cash and cash equivalents, partially offset by a decrease in current income tax recoverable. Total assets increased by $1,012.2 million to $9,076.0 million, due to the increases in property, plant and equipment and cash and cash equivalents, partially offset by the decreases in long-term investments and current income tax recoverable. Total liabilities were higher by $206.9 million, primarily due to an increase in long-term debt and credit facilities, primarily as a result of $100.0 million net drawdown on the revolving credit facility, as well as increases in deferred tax liabilities and the recognition of lease liabilities upon the Company’s adoption of IFRS 16 “Leases”.

At December 31, 2018, Kinross had cash and cash equivalents of $349.0 million, a decrease of $676.8 million from the balance as at December 31, 2017, primarily due to capital expenditures of $1,043.4 million, and the acquisition of the two hydroelectric power plants in Brazil for $253.7 million, partially offset by net operating cash inflows of $788.7 million. Current assets decreased to $1,597.9 million, mainly due to the decrease in cash and cash equivalents and inventories, partially offset by an increase in current income tax recoverable. Total assets decreased by $93.4 million to $8,063.8 million, due to the decreases in current assets, partially offset by an increase in property, plant and equipment. Current liabilities increased by $27.1 million to $612.4 million, mainly due to a $30.0 million deferred payment obligation related to the completion of the acquisition of the La Coipa Phase 7 mining concessions, and an increase in the current portion of unrealized fair value of derivative liabilities, partially offset by decreases in accounts payable and accrued liabilities and current income tax payable. Total liabilities were lower by $1.5 million, primarily due to a decrease in other long-term liabilities, offset by an increase in current liabilities.

As of February 11, 2020, there were 1,253.9 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 10.1 million share purchase options outstanding under its share option plan.

Financings and Credit Facilities

Senior notes

The Company’s $1,750.0 million of senior notes consisted of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2021, 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Corporate revolving credit facility

As at December 31, 2019, the Company had utilized $119.1 million (December 31, 2018 - $19.7 million) of its $1,500.0 million revolving credit facility, of which $19.1 million was used for letters of credit. In 2019, the Company drew $300.0 million on the revolving credit facility and repaid $200.0 million. Subsequent to December 31, 2019, the Company repaid $100.0 million on the revolving credit facility.

On July 25, 2019, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2023 to August 10, 2024.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2019, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.625%
Letters of credit	1.0833-1.625%
Standby fee applicable to unused availability	0.325%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2019.

Tasiast loan

On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast with the IFC (a member of the World Bank Group), EDC, and with the participation of ING Bank and Société Générale. The non-recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest payments to be made in June and December, and first principal repayments due in 2022.

Other

The Company’s $300.0 million Letter of Credit guarantee facility with EDC matures on June 30, 2020. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 0.95% of the drawn amount. As at December 31, 2019, $227.8 million (December 31, 2018 - $227.4 million) was utilized under this facility.

In addition, at December 31, 2019, the Company had $184.7 million (December 31, 2018 - $161.5 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur fees of 0.70% of the drawn amount.

As at December 31, 2019, $276.5 million (December 31, 2018 - $264.4 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.65% of the drawn amount.

The following table outlines the credit facilities’ utilization and availability:

	As at December 31,
(in millions)	2019	2018
Utilization of revolving credit facility	$(119.1)	$(19.7)
Utilization of EDC facility	(227.8)	(227.4)
Utilization	$(346.9)	$(247.1)

Available under revolving credit facility	$1,380.9	$1,480.3
Available under EDC credit facility	72.2	72.6
Available credit	$1,453.1	$1,552.9

Total debt of $1,837.4 million as at December 31, 2019 consists of $1,737.4 million related to the senior notes and $100.0 million of drawdowns on the revolving credit facility. The current portion of this debt as at December 31, 2019 is $nil.

Liquidity Outlook

As at December 31, 2019, the Company has no scheduled debt repayments until September 2021.

We believe that the Company’s existing cash and cash equivalents balance of $575.1 million, available credit of $1,453.1 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), reclamation and remediation obligations, and lease liabilities, currently estimated for 2019. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2019:

(in millions)	Total	2020	2021-2024	2025 & thereafter
Long-term debt and credit facilities(a)	$1,850.0	$—	$1,100.0	$750.0
Lease liability obligations	65.4	16.0	31.7	17.7
Operating lease obligations	57.4	9.7	20.4	27.3
Purchase obligations(b)	1,104.3	722.8	366.2	15.3
Reclamation and remediation obligations	1,142.0	51.6	328.5	761.9
Interest and other fees	798.4	107.4	331.2	359.8
Total	$5,017.5	$907.5	$2,178.0	$1,932.0

(a)         Debt repayments are based on amounts due pursuant to the terms of existing indebtedness. Subsequent to December 31, 2019, the Company repaid $100.0 million on the revolving credit facility.

(b)         Includes both capital and operating commitments, of which $186.6 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2019 and their respective maturities:

Foreign currency	2020	2021	2022
Brazilian real zero cost collars (in millions of U.S. dollars)	$116.0	$64.0	$13.2
Average put strike (Brazilian real)	3.76	4.11	4.20
Average call strike (Brazilian real)	4.23	4.71	4.78
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$31.2	$12.0	$—
Average rate (Canadian dollar)	1.32	1.33	—
Russian rouble zero cost collars (in millions of U.S. dollars)	$47.7	$25.2	$—
Average put strike (Russian rouble)	65.3	65.8	—
Average call strike (Russian rouble)	77.6	84.2	—
Energy
WTI oil swap contracts (barrels)	946,800	609,000	74,100
Average price	$54.43	$52.79	$50.21

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At December 31, 2019, 5,695,000 TRS units were outstanding.

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2019 or December 31, 2018.

Fair values of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2019	2018
Asset (liability)
Foreign currency forward and collar contracts	$3.9	$(21.8)
Energy swap contracts	4.0	(8.6)
Total return swap contracts	(1.3)	3.2
	$6.6	$(27.2)

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals and has determined that it will hear the CDE’s appeal in the Pantanillo case. The Supreme Court has not yet determined whether it will hear the appeals in the Valle Ancho case. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions with the relevant government agencies.

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of such work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA.

In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. It is expected that additional claims will be made against SGC and Kinross in the course of the centralized proceeding.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed the Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016. The stay is affirmed by the PCHB upon receipt of applicable filings. The stay was most recently affirmed on November 27, 2019.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the 3rd quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2018, August 20, 2018, November 5, 2018, January 22, 2019, May 23, 2019, September 30, 2019, and February 3, 2020 the WDOE issued NOVs to Crown and, as to the April 10 NOV also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit a total of 118 times during the fourth quarter of 2017, 289 times during the first and second quarters of 2018, 129 times during the third quarter of 2018, 126 times during the fourth quarter of 2018, 127 times during the first quarter of 2019, 152 times during the second quarter of 2019, and 279 times in the third and fourth quarters of 2019 and also failed to maintain the capture zone as required under the Permit. The NOVs ordered the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports were timely filed and, with respect to the most recent one, will be timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the renewed Permit. Crown and Kinross Gold U.S.A., Inc. have received Notice of Intent to Sue letters from the Okanogan Highlands Alliance (“OHA”) advising that it intends to file a citizen’s suit against Crown under the CWA for alleged violations of the Permit, renewed Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. OHA’s notice letters further recite that the CWA authorizes injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. However, to date, OHA has not filed a lawsuit.

7.              SUMMARY OF QUARTERLY INFORMATION

	2019				2018
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Metal sales	$996.2	$877.1	$837.8	$786.2	$786.5	$753.9	$775.0	$897.2
Net earnings (loss) attributable to common shareholders	$521.5	$60.9	$71.5	$64.7	$(27.7)	$(104.4)	$2.4	$106.1
Basic earnings (loss) per share attributable to common shareholders	$0.41	$0.05	$0.06	$0.05	$(0.02)	$(0.08)	$0.00	$0.09
Diluted earnings (loss) per share attributable to common shareholders	$0.41	$0.05	$0.06	$0.05	$(0.02)	$(0.08)	$0.00	$0.08
Net cash flow provided from operating activities	$408.6	$231.7	$333.0	$251.6	$183.5	$127.2	$184.5	$293.5

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price also affect results.

During the fourth quarter of 2019, revenue increased to $996.2 million on total gold equivalent ounces sold of 670,917, compared to $786.5 million on sales of 641,101 total gold equivalent ounces during the fourth quarter of 2018. The average gold price realized in the fourth quarter of 2019 was $1,485 per ounce compared to $1,226 per ounce in 2018.

Production cost of sales increased by 5% in the fourth quarter of 2019 compared to the same period in 2018, primarily due to increases in gold equivalent ounces sold at Tasiast, Round Mountain and Kupol.

Fluctuations in foreign exchange rates have also affected results.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as impairment charges and reversals during some of these periods affected depreciation, depletion and amortization for quarters in subsequent years.

In the fourth quarter of 2019, the Company recorded net, after-tax, impairment reversals of $293.6 million related to impairment reversals of property, plant and equipment at Paracatu and Tasiast.

Net operating cash flows increased to $408.6 million in the fourth quarter of 2019, compared to $183.5 million in the same period in 2018, primarily due to an increase in margins.

On December 2, 2019, the Company entered into an agreement with Maverix to sell a royalty portfolio of precious metals royalties. On December 19, 2019, the Company completed the sale for total consideration of $73.9 million, including $25.0 million in cash and approximately 11.2 million common shares, representing 9.4% of the issued and outstanding common shares, of Maverix.

On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan development project located in Khabarovsk Krai, Far East Russia, from N-Mining, for total fixed consideration of $283.0 million. On January 16, 2020, the Company closed the acquisition of the Chulbatkan development project. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price due by closing, less closing adjustments, was paid in cash.

On February 14, 2018, KBM signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company closed the transaction.

On February 2, 2018, MDO, a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company closed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash and transaction costs of $0.1 million, of which an initial payment of $35.1 million was paid on closing and the balance of $30.0 million was paid on January 30, 2019.

8.              DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ internal control over financial reporting was effective as at December 31, 2019.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.              CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the audited consolidated financial statements.

10.       RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2018, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2019, which will be filed on SEDAR on or about March 31, 2020.

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2019, the Company’s average realized gold price increased to $1,392 per ounce from $1,268 per ounce in 2018. If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly material. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that appropriate and cost-effective coverage is obtained.

Environmental Impact and Related Regulatory Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, or enforcement including those pertaining to the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

In light of tailings dam incidents in Brazil in 2015 and 2019, federal lawmakers have proposed legislation aimed at addressing risks of future tailings dam failures. While there are a variety of measures under consideration, proposed legislation includes the potential increase of financial assurance requirements, increased fines and penalties for environmental damages and/or require the Company to further address risks to residents downstream. State laws and regulations are also pending on these issues. These laws and regulations may adversely affect Kinross’ operations in Brazil or increase the costs associated with those operations.

Certain of the Company’s operations are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details refer to Section 6 - Other legal matters.

Reclamation Costs and Financial Assurance

In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company.

Internal Controls

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of SOX, which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Kinross’ failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with SOX.

Indebtedness and an Inability to Satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Mineral Reserve and Mineral Resource Estimates

Mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2019, based upon an assumed gold price of $1,200 per ounce.

Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Measured, indicated and inferred mineral resources are not recognized by the U.S. Securities and Exchange Commission and U.S. investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Development Projects

Kinross must continually replace and expand its mineral reserves as they are depleted by production at its operations in order to maintain or grow its total mineral reserve base. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approval. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these government permits or approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, and earthquakes; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile, Brazil and Ghana. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price fluctuations.

Political Developments and Uncertainty regarding the Russian Federation

Ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation’s foreign policy decisions, actions in respect of Ukraine and allegations of cyberattacks) have resulted in the imposition of sectoral and other economic sanctions, and increased the risk that the U.S. and certain other governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by the United States, Canada or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company’s assets and operations.

Uncertainty in Mauritania

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company’s ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability ; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be inconsistently applied; (6) disputes under the application of the mining convention; and (7) potential legal and practical difficulties with enforcement of the mining convention. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, production royalties payable by the Company, the long-term stability in the Company’s relationship with the workers’ union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non-national workforce.

U.S. Environmental Liability Risk

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under U.S. and state laws, are currently exempt from certain U.S. Environmental Protection Agency regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations, including those at the Sunnyside Mine (see Section 6 - Other legal matters), are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites.

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, the Russian Federation, Mauritania, Ghana, and Canada and such operations are exposed to various levels of political, security, legal, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest (such as ongoing protests in Chile); expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non-nationals at Tasiast); illegal mining (including at Tasiast and Chirano) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; restrictions on the importation of goods and equipment and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation including value added and withholding taxes, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable VAT on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company.

The Company is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Anti-bribery Legislation

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate.

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Title to Properties and Community Relations

The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company’s ability to explore, develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to explore, develop or operate its mining properties.

Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty as reflected in the action titled Earthworks, et al. vs. Department of the Interior, et al., which is pending in the United States District Court for the District of Columbia, and in which a Kinross subsidiary has intervened. There, plaintiffs contend that the Bureau of Land Management (“BLM”) issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of “fair market value” for the claims rather than annual claims maintenance payments.”

Competition

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2020, sensitivity to a 10% change in the gold price is estimated to have an approximate $230 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2020, sensitivity to a 10% change in the silver price is estimated to have an approximate $5 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s cash and cash equivalents, as well as some of its long-term debt and credit facilities are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge long-term metal sales’ exposures. However, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2019, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiyas and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2019.

Litigation Risk

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may also become party to disputes governed by the rules of international arbitration. In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

As at December 31, 2019, the Company’s gross credit exposure, including cash and cash equivalents, was $831.8 million and at December 31, 2018, the gross credit exposure, including cash and cash equivalents, was $585.8 million.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Credit Ratings and Debt Markets

The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

The Company’s ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings. The Company has a BBB- rating from Fitch Ratings, a Ba1 rating from Moody’s and a BBB- rating from Standard Poor’s. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should the Company’s business prospects deteriorate, the ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with an acquisition proves to be inaccurate. Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows.

Global Financial Condition

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

•                  Volatility in commodity prices and foreign exchange rates;

•                  Tightening of credit markets;

•                  Counterparty risk; and

•                  Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

The Company extended the maturity date of its revolving credit facility by one year to August 2024. As at December 31, 2019, the Company had $1,453.1 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the CGU or asset’s recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss may be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company’s CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

Climate Risks

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. The changes in legislation and regulation will likely increase the Company’s compliance costs.

In addition, the physical risks of climate change may also have an adverse effect at some of Kinross’ operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company’s operations.

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact operations at Paracatu. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Excessive rainfall or flooding may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at Fort Knox may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Human Resources

Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition.

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives.

Cybersecurity Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union (“EU”). Compliance with such laws, including General Data Protection Regulation in the EU, will affect business conducted in the EU and may also be enforced against entities established outside the EU but processing data of European data subjects. The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations.

Brazilian Power Plants

The ownership and operation of our Brazilian power plants carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We may also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.

11.                               SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings for the periods presented:

	Years ended December 31,
(in millions, except per share amounts)	2019	2018
Net earnings (loss) attributable to common shareholders - as reported	$718.6	$(23.6)
Adjusting items:
Foreign exchange (gains) losses	(0.6)	4.3
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	1.6	62.0
Gain on disposition of royalty portfolio	(72.7)	—
Reversals of impairment charges(a)	(361.8)	—
Taxes in respect of prior periods	33.3	59.9
Reclamation and remediation recoveries	(11.9)	(3.5)
Tasiast Phase One commissioning costs	—	6.4
Fort Knox pit wall slide related costs	25.1	37.9
Restructuring costs	12.2	—
U.S. Tax Reform impact	—	(8.7)
Other	7.6	5.1
Tax effect of the above adjustments(a)	71.5	(11.7)
	(295.7)	151.7
Adjusted net earnings attributable to common shareholders	$422.9	$128.1
Weighted average number of common shares outstanding - Basic	1,252.3	1,249.5
Adjusted net earnings per share	$0.34	$0.10

(a)         During the year ended December 31, 2019, the Company recognized non-cash reversals of impairment charges of $361.8 million related to property, plant and equipment at Paracatu and Tasiast. The tax impact on the impairment reversal at Paracatu was an expense of $68.2 million. There was no tax impact on the impairment reversal at Tasiast.

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Years ended December 31,
(in millions)	2019	2018
Net cash flow provided from operating activities - as reported	$1,224.9	$788.7
Adjusting items:
Tax payments in respect of prior years	16.7	—
Working capital changes:
Accounts receivable and other assets	64.5	22.7
Inventories	(53.8)	5.7
Accounts payable and other liabilities, including income taxes paid	(50.8)	57.1
	(23.4)	85.5
Adjusted operating cash flow	$1,201.5	$874.2

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2019	2018
Production cost of sales - as reported	$1,778.9	$1,860.5
Less: portion attributable to Chirano non-controlling interest(a)	(19.0)	(17.3)
Attributable(b) production cost of sales	$1,759.9	$1,843.2
Gold equivalent ounces sold	2,512,758	2,532,912
Less: portion attributable to Chirano non-controlling interest(j)	(20,186)	(22,493)
Attributable(b) gold equivalent ounces sold	2,492,572	2,510,419
Consolidated production cost of sales per equivalent ounce sold	$708	$735
Attributable(b) production cost of sales per equivalent ounce sold	$706	$734

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2019	2018
Production cost of sales - as reported	$1,778.9	$1,860.5
Less: portion attributable to Chirano non-controlling interest(a)	(19.0)	(17.3)
Less: attributable(b) silver revenue(c)	(75.1)	(66.4)
Attributable(b) production cost of sales net of silver by-product revenue	$1,684.8	$1,776.8
Gold ounces sold	2,458,839	2,480,529
Less: portion attributable to Chirano non-controlling interest(j)	(20,161)	(22,460)
Attributable(b) gold ounces sold	2,438,678	2,458,069
Attributable(b) production cost of sales per ounce sold on a by-product basis	$691	$723

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per ounce)	2019	2018
Production cost of sales - as reported	$1,778.9	$1,860.5
Less: portion attributable to Chirano non-controlling interest(a)	(19.0)	(17.3)
Less: attributable(b) silver revenue(c)	(75.1)	(66.4)
Attributable(b) production cost of sales net of silver by-product revenue	$1,684.8	$1,776.8
Adjusting items on an attributable(b) basis:
General and administrative(d)	123.6	133.0
Other operating expense - sustaining(e)	24.7	6.2
Reclamation and remediation - sustaining(f)	48.2	52.2
Exploration and business development - sustaining(g)	66.0	53.2
Additions to property, plant and equipment - sustaining(h)	415.1	335.0
Lease payments - sustaining(i)	12.7	—
All-in Sustaining Cost on a by-product basis - attributable(b)	$2,375.1	$2,356.4
Other operating expense - non-sustaining(e)	57.0	48.7
Reclamation and remediation - non-sustaining(f)	6.9	7.5
Exploration - non-sustaining(g)	46.7	55.4
Additions to property, plant and equipment - non-sustaining(h)	637.9	665.0
Lease payments - non-sustaining(i)	1.6	—
All-in Cost on a by-product basis - attributable(b)	$3,125.2	$3,133.0
Gold ounces sold	2,458,839	2,480,529
Less: portion attributable to Chirano non-controlling interest(j)	(20,161)	(22,460)
Attributable(b) gold ounces sold	2,438,678	2,458,069
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$974	$959
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,282	$1,275

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2019	2018
Production cost of sales - as reported	$1,778.9	$1,860.5
Less: portion attributable to Chirano non-controlling interest(a)	(19.0)	(17.3)
Attributable(b) production cost of sales	$1,759.9	$1,843.2
Adjusting items on an attributable(b) basis:
General and administrative (d)	123.6	133.0
Other operating expense - sustaining(e)	24.7	6.2
Reclamation and remediation - sustaining(f)	48.2	52.2
Exploration and business development - sustaining(g)	66.0	53.2
Additions to property, plant and equipment - sustaining(h)	415.1	335.0
Lease payments - sustaining(i)	12.7	—
All-in Sustaining Cost - attributable(b)	$2,450.2	$2,422.8
Other operating expense - non-sustaining(e)	57.0	48.7
Reclamation and remediation - non-sustaining(f)	6.9	7.5
Exploration - non-sustaining(g)	46.7	55.4
Additions to property, plant and equipment - non-sustaining(h)	637.9	665.0
Lease payments - non-sustaining(i)	1.6	—
All-in Cost - attributable(b)	$3,200.3	$3,199.4
Gold equivalent ounces sold	2,512,758	2,532,912
Less: portion attributable to Chirano non-controlling interest(j)	(20,186)	(22,493)
Attributable(b) gold equivalent ounces sold	2,492,572	2,510,419
Attributable(b) all-in sustaining cost per equivalent ounce sold	$983	$965
Attributable(b) all-in cost per equivalent ounce sold	$1,284	$1,274

(a)         The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(b)         “Attributable” includes Kinross’ share of Chirano (90%) production.

(c)          “Attributable silver revenue” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d)         “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)          “Other operating expense — sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)            “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)         “Exploration and business development — sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h)         “Additions to property, plant and equipment — sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2019, primarily relate to major projects at Tasiast, Round Mountain, Bald Mountain, and Fort Knox. Non-sustaining capital expenditures during the year ended December 31, 2018, primarily related to major projects at Tasiast, Round Mountain, and Bald Mountain.

(i)            “Lease payments — sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j)            “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

(k)          “Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Project Updates and New Developments” and “Outlook” as well as statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life;  and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “assumption” “believe”, “budget”, “continue”, “develop”, “estimates”, “expects”, “forecast”, “goal”, “guidance”, “intend”, “on budget”, “on schedule”, “on target”, “opportunity”, “optimize”, “outlook”, “plan”, “potential”, “progress”, “prospective”, “schedule”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and MD&A as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; and the parliamentary ratification of the Chirano mining permit in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania including those related to Tasiast Sud, VAT and fuel duty exonerations and the sharing of economic benefits from the operation, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the La Coipa feasibility study and the Lobo-Marte pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that drawdown of funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; and (18) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential CERCLA liability). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce2.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

2  Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.